SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 1 )*

                              Kankakee Bancorp, Inc.
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                                  Common Stock
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                                 484243100
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                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                February 6, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13D which was filed on January 17, 2002, on behalf of Seidman and Associates L.L.C. ("SAL") Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P.("SIPII"), Kerrimatt, LP ("Kerrimatt"), Federal Holdings L.L.C. ("Federal"), Pollack Investment Partnership, LP ("PIP"),Lawrence Seidman ("Seidman"), Dennis Pollack ("Pollack") and Robert Williamson ("Williamson") collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock (the "Shares"), of Kankakee Bancorp, Inc., a Delaware Corporation (the "Issuer"), is hereby amended as set forth below: Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4.  Purpose of Transaction

On February 6, 2002 SAL by letter nominated Lawrence B.Seidman and Robert Williamson for the election to the Board of Directors of Kankakee Bancorp, Inc. at the annual meeting presently scheduled for April 26, 2002. A copy of the letter is attached hereto and incorporated herein by reference.

In addition, Mr. Seidman has arranged with Mr. Huffman, the Issuer's CEO, to meet and discuss the request for Board representation and the Issuer's business plan.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  February 6, 2002            /ss/Lawrence B. Seidman
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                  Date                       Lawrence B. Seidman, Power of
                                             Atorney Pursuant to Joint
                                             Filing Statement Dated
                                             January 16, 2002